Peak Fintech Group Inc. (Formerly Peak

Positioning Technologies Inc.)

Condensed Interim Consolidated Financial

Statements (Unaudited)

For the three and nine-month periods ended
September 30, 2020 and 2019

Note to reader: The Interim Consolidated Financial Statements have not been reviewed by the auditor

2

PEAK FINTECH GROUP INC.

(Formerly Peak Positioning Technologies Inc.)

Interim Consolidated Statements of Comprehensive Loss

For the three and nine-month periods ended September 30, 2020 and 2019

(In Canadian dollars, except weighted average number of outstanding shares)
(Unaudited)

		Three-month period ended		Nine-month period ended
	Note		September 30		September 30
		2020	2019	2020	2019
		$	$	$	$
Revenues
Sales		15,116,369	4,499,953	26,329,268	7,351,186

Expenses
Outsourcing services		13,385,347	2,619,916	20,912,490	2,619,916
Salaries and fringe benefits		386,676	401,598	1,099,606	1,233,238
Service fees		208,741	32,132	479,205	443,967
Royalty on software		47,469	30,427	104,370	30,427
Board remuneration		29,062	19,179	51,405	53,562
Consulting fees		508,902	33,427	1,361,903	287,296
Management fees		15,729	29,878	55,261	105,266
Professional fees		154,345	132,386	340,879	217,492
Administrative and indirect cost		(16,246)	47,269	221,582	195,210
Public relations and press releases		88,207	44,689	140,112	111,601
Office supplies, software and utilities		26,777	52,035	129,088	150,054
Lease expenses		11,570	8,447	34,673	33,390
Depreciation of right-of-use assets	8	137,209	115,522	370,207	289,027
Insurance		10,112	6,279	31,890	21,557
Finance costs	15	280,584	267,283	800,934	755,251
Expected credit loss		451	176,103	616,056	213,146
Travel and entertainment		55,943	70,717	138,200	274,778
Stock exchange and transfer agent costs		65,857	12,138	101,973	38,384
Translation cost and others		6,676	3,734	20,618	30,744
Provision for loss on deposit		-	43,583	-	43,583
Depreciation of property and equipment	8	21,495	10,382	64,649	29,918
Impairment of intangible asset		-	584,189	-	584,189
Amortization of intangible assets	9	67,616	230,675	231,896	621,596
Expiration of deferred finance cost		-	-	353,377	-
Amortization of financing initial costs		10,441	9,090	11,137	27,299
Loss (gain) on foreign exchange		2,776	17,289	13,825	37,333
		15,505,739	4,998,367	27,685,336	8,448,224
Loss before income taxes		(389,370)	(498,414)	(1,356,068)	(1,097,038)
Income tax (recoverable)		123,504	278,902	501,404	545,044
Net loss		(512,874)	(777,316)	(1,857,471)	(1,642,082)

Net (loss) profit attributable to:
Non-controlling interest		350,015	165,756	615,079	488,772
Owners of the parent		(862,889)	(943,072)	(2,472,550)	(2,130,854)
		(512,874)	(777,316)	(1,857,471)	(1,642,082)

Item that will be reclassified subsequently to profit or loss
Currency translation adjustment		(472,282)	1,027,084	(1,192,475)	1,471,694
Total comprehensive loss		(40,592)	(1,804,400)	(664,996)	(3,113,776)

Net loss and total comprehensive loss attributable to:
Non-controlling interest		446,671	(315,578)	880,821	(414,461)
Owners of the parent		(487,263)	(1,488,822)	(1,545,817)	(2,699,315)
		(40,592)	(1,804,400)	(664,996)	(3,113,776)

Weighted average number of outstanding shares		86,648,682	68,996,496	78,634,088	68,094,616

Basic and diluted loss per share		(0.010)	(0.014)	(0.031)	(0.031)

The accompanying notes are an integral part of these interim consolidated financial statements.

3

PEAK FINTECH GROUP INC.

(Formerly Peak Positioning Technologies Inc.)

Interim Consolidated Statements of Changes in Equity

For the nine-month periods ended September 30, 2020 and 2019
(In Canadian dollars)

(Unaudited)

	Note	Capital stock
						Equity	Accumulated		Total
						component of	other		attributable	Non	Shareholders'
		Number of		Equity to	Contributed	convertible	comprehensive		to owners of	Controlling	equity
		common shares 31	Amount	issue	surplus	debentures	income	Deficit	parent	interest	(deficiency)
		(number of shares-
		see note 15)
			$	$	$	$	$	$	$	$	$
Balance as of January 1, 2020		72,059,214	24,234,623	493,414	9,580,333	47,891	(1,054,211)	(23,623,950)	9,678,100	10,441,584	20,119,684
Issuance of shares	15	23,495,812	3,047,338		2,314,807				5,362,145		5,362,145
Shares to be issued									-		-
Exercise of warrants	15	1,340,000	730,963		(132,865)				598,098		598,098
Equity components of convertible debenture	12					6,468			6,468		6,468
Conversion of convertible debenture		100,000	50,678						50,678		50,678
Issuance costs			(226,554)						(226,554)		(226,554)
Share-based compensation	16				260,412				260,412		260,412
Transactions with owners		96,995,026	27,837,048	493,414	12,022,687	54,359	(1,054,211)	(23,623,950)	15,729,347	10,441,584	26,170,931
Net loss								(2,472,550)	(2,472,550)	615,079	(1,857,471)
Other comprehensive loss							926,733		926,733	265,742	1,192,475
Total comprehensive loss for the year		-	-	-	-	-	926,733	(2,472,550)	(1,545,817)	880,821	(664,996)
Balance as of September 30, 2020		96,995,026	27,837,048	493,414	12,022,687	54,359	(127,478)	(26,096,500)	14,183,530	11,322,405	25,505,935

Balance as of January 1, 2019		67,514,214	22,759,673		7,747,316	93,940	(189,449)	(20,914,779)	9,496,701	9,989,774	19,486,475
Issuance of shares		250,000	125,000		25,424				150,424		150,424
Equity components of convertible debenture						31,707			31,707		31,707
Issuance costs									-		-
Share-based compensation					163,120				163,120		163,120
Transactions with owners		67,764,214	22,884,673		7,935,860	125,647	(189,449)	(20,914,779)	9,841,952	9,989,774	19,831,726
Net loss								(1,187,782)	(1,187,782)	323,016	(864,766)
Other comprehensive loss							(444,610)		(22,711)	(421,899)	(444,610)
Total comprehensive loss for the year		-	-		-	-	(444,610)	(1,187,782)	(1,210,493)	(98,883)	(1,309,376)
Balance as of September 30, 2019		67,764,214	22,884,673		7,935,860	125,647	(634,059)	(22,102,561)	8,209,560	9,890,891	18,100,451

The accompanying notes are an integral part of these interim consolidated financial statements.

4

PEAK FINTECH GROUP INC.

(Formerly Peak Positioning Technologies Inc.)

Interim Consolidated Statements of Cash Flows

For the three and nine-month periods ended September 30, 2020 and 2019

(In Canadian dollars)
(Unaudited)

		Three-month period ended		Nine-month period ended
	Note		September 30		September 30
		2020	2019	2020	2019
OPERATING ACTIVITIES		$	$	$	$
Net loss		(512,874)	(777,316)	(1,857,471)	(1,642,082)
Non-cash items
Depreciation of property and equipment	8	21,495	10,382	64,649	29,918
Issuance of shares for settlement of debt		702,798	85,000	1,115,977	210,000
Expected credit loss		451	176,103	616,056	213,146
Amortization of intangible assets		67,616	230,676	231,896	621,596
Amortization of initial cost debenture		10,441	-	11,137	-
Depreciation of right-of-use assets	8	137,209	289,027	370,207	289,027
Impairment of intangible assets			584,189		584,189
Share-based compensation	16	112,920	105,343	260,412	268,463
Accretion of convertible debentures	12	147,475	154,836	426,153	433,328
Expiration of deferred financing cost		-	-	353,377	-
Loans receivable maturing in more than 12 months		925,704	851,459	5,477,969	944,047
Net changes in working capital items
Income tax payable		135,870	276,122	390,589	493,499
Account receivable		(11,830,148)	(2,464,875)	(15,512,369)	(3,332,818)
Loans receivable maturing in less than 12 months		(771,742)	(96,224)	(4,242,301)	(2,284,819)
Lease liabilities		-	(234,614)	-	372,708
Prepaid expenses		95,999	(140,930)	331,106	(105,944)
Other current financial liabilities		10,732,424	2,429,963	11,653,588	3,725,033
Cash flows from operating activities		(24,362)	1,479,141	(309,025)	819,291

INVESTING ACTIVITIES
Intangible asset	9	(345,740)	447,018	(899,955)	(1,773,342)
Property and equipment	8	(3,630)	(9,275)	(21,552)	(27,513)
Right-of-use-asset			(863,430)		(863,430)
Debtors	7	(342,862)	(76,038)	45,694	(11,248)
Cash flows from investing activities		(692,232)	(501,725)	(875,813)	(2,675,533)
FINANCING ACTIVITIES
Debenture subscription received		-	-	(110,000)	250,000
Issuance of debenture	12	-	-	160,000	280,000
Issuance of Bond, net of issuance cost	13	-	-	288,159	-
CEBA Loan	14	-	-	40,000	-
Contingent compensation		-	-	-	1,430,000
Advance from third parties		-	-	1,889,053	-
Advance from a director		-	-	21,920	-
Repayment of lease liabilities		(101,198)	147,117	(348,093)	147,117
Non-controlling interest		446,671	(315,578)	880,821	(414,461)
Issuance of shares		2,843,384	640,000	3,726,384	640,000
Cash flows from financing activities		3,188,857	471,539	6,548,244	2,332,656
IMPACT OF FOREIGN EXCHANGE		122,267	(289,607)	311,654	(767,625)
Net increase(decrease) in cash		2,594,530	1,159,348	5,675,060	(291,211)
Cash, beginning of period		4,798,040	276,244	1,717,509	2,016,410
Cash, end of period		7,392,570	1,435,592	7,392,569	1,725,199

The accompanying notes are an integral part of these interim consolidated financial statements.

5

PEAK FINTECH GROUP INC.

(Formerly Peak Positioning Technologies Inc.)

Consolidated Statements of Financial Position

September 30, 2020 and December 31, 2019 (In Canadian dollars)

(Unaudited)

	Note	2020-09-30	2019-12-31
		$	$
ASSETS
Current
Cash		7,392,570	1,717,509
Loans receivable	6	14,819,332	11,193,087
Debtors	7	19,617,346	3,931,981
Prepaid expenses		499,556	830,662
Deferred financing cost		-	353,377
		42,328,804	18,026,616
Loans receivable	6	2,718,580	8,196,549
Property and equipment	8	609,713	734,443
Intangible assets	9	3,030,444	2,399,410
		48,687,541	29,357,018

LIABILITIES
Current
Accounts payable, advances and accrued liabilities	11	18,044,249	4,629,122
Lease liabilities	10	239,307	402,954
Current tax liabilities		907,035	517,756
Debentures	12	3,271,888	3,221,281
Conversion option		24,423	24,423
Contingent compensation payable	5	254,586	254,586
		22,741,488	9,050,122
Debentures	12	-	137,638
Bonds	13	241,067	-
CEBA Loan	14	40,000	-
Lease liabilities	10	159,052	49,574
		23,181,606	9,237,334
SHAREHOLDERS' DEFICIENCY
Capital stock		27,837,048	24,234,623
Shares to be issued		493,414	493,414
Contributed surplus		12,022,687	9,580,333
Equity component of convertible debentures		54,359	47,891
Accumulated other comprehensive income		(127,478)	(1,054,211)
Deficit		(26,096,500)	(23,623,950)
Shareholders' equity attributable to owners of the parent		14,183,530	9,678,100
Non-controlling interest		11,322,405	10,441,584
Total shareholders' equity		25,505,935	20,119,684
		48,687,541	29,357,018

The accompanying notes are an integral part of these interim consolidated financial statements.

On behalf of the Board,
/S/ Johnson Joseph	/S/ Charles-André Tessier
Director	Director

6

PEAK FINTECH GROUP INC.
(Formerly Peak Positioning Technologies Inc.)
Notes to Interim Consolidated Financial Statements

for the three and nine-month ended September 30, 2020 and 2019

(In Canadian dollars)
(Unaudited)

1 - GOVERNING STATUTES, NATURE OF OPERATIONS AND GENERAL INFORMATION

Peak Fintech Group Inc. (hereinafter the ''Peak'' or the "Company") was incorporated pursuant to the provisions of the Business Corporations Act (Alberta) on May 13, 2008, and continued under the Canada Business Corporations Act on April 4, 2011. Peak Fintech Group Inc.'s

executive offices are located at 550 Sherbrooke Street West, Suite 265, Montréal, Quebec, Canada. Its shares are traded on the Canadian Stock Exchange (CSE) under the symbol "PKK".

Its shares are quoted in the U.S. on the OTC Market's Groups (OTCQX) under the symbol ''PKKFF''.

Peak is the parent company of a group of innovative financial technology (Fintech) subsidiaries operating in China's commercial lending industry. Peak's subsidiaries use technology, analytics and artificial intelligence to create an ecosystem of lenders, borrowers and other participants in China's commercial lending space where lending operations are conducted rapidly, safely, efficiently and with the utmost transparency.

The unaudited interim consolidated financial statements include the accounts of Peak Positioning Technologies Inc. and all of its subsidiaries.

The Company attributes total comprehensive income or loss of the subsidiary between the owners of the parent company and the non-controlling interests based on their respective ownership interests.

The following entities have been consolidated within these consolidated financial statements:

		% of ownership	Principal	Functional
Entities	Registered	and voting right	activity	Currency
Peak Fintech Group Inc.	Canada		Holding and parent company	Canadian dollar

Asia Synergy Limited	Hong Kong	100%	Holding	Renminbi

Asia Synergy Holdings	China	100%	Holding	Renminbi

Asia Synergy Technologies Ltd.	China	100%	Technology based product procurement facilitator	Renminbi

Asia Synergy Data Solutions Ltd.	China	100%	Fintech	Renminbi

Asia Synergy Credit Solutions Ltd	China	100%	Credit outsourcing services	Renminbi

Asia Synergy Supply Chain Ltd (1)	China	51%	Supply Chain services	Renminbi

Wuxi Aorong Ltd.	China	100%	Holding	Renminbi

Asia Synergy Financial Capital Ltd	China	51%	Financial institution	Renminbi

(1): Creation of a new subsidiary

In June 2019, the Company created a new subsidiary called Asia Synergy Supply Chain ("ASSC") whereby the wholly owned subsidiary of the Company, Asia Synergy Data Solutions (" ASDS"), contributed a royalty-free licence of the Cubeler Lending Hub platform to ASSC in exchange for a 51% equity interest and where Jiangsu Zhongpu Jinrong Outsourcing Services Co. Ltd ("Zhongpu ") contributed its supply chain network for a 49% equity interest. As a result, Zhongpu owns a 49% non-controlling interest in ASSC.

7

PEAK FINTECH GROUP INC.
(Formerly Peak Positioning Technologies Inc.)
Notes to Interim Consolidated Financial Statements

for the three and nine-month ended September 30, 2020 and 2019

(In Canadian dollars)
(Unaudited)

1 - GOVERNING STATUTES, NATURE OF OPERATIONS AND GENERAL INFORMATION (cont'd)

The unaudited interim condensed consolidated financial statements (the ''consolidated interim financial statements'') are in compliance with the International Accounting Standard 34, Interim Financial Reporting (''IAS 34''). Since they are condensed financial statements, certain information and footnote disclosures normally included in annual financial statements prepared in accordance with International Financial Reporting Standards (''IFRS'') as issued by the International Accounting Standards Board (''IASB''), have been voluntarily omitted or summarized.

The preparation of financial statements in accordance with IAS 34 requires the use of certain accounting estimates. It also requires management to exercise judgment in applying the Company's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements have been set out in note 5 of the Company's consolidated financial statements for the year ended December 31, 2019. There has not been any significant change in judgments, estimates or assumptions since then. These consolidated interim financial statements should be read in conjunction with the Company's consolidated financial statements for the year ended December 31, 2019.

The consolidated interim financial statements were prepared using the same accounting policies and methods as those used in the Company's consolidated financial statements for the year ended December 31, 2019.

The interim consolidated financial statements for the three and nine-month periods ended September 30, 2020 (including comparative figures) were approved by the Board of Directors on November 26, 2020.

2 - GOING CONCERN ASSESSMENT and COVID-19

These interim consolidated financial statements have been prepared on the basis of the going concern assumption meaning the Company will be able to realize its assets and discharge its liabilities in the normal course of operations.

The level of revenue currently being generated is not presently sufficient to meet the working capital requirements. The Company's ability to continue as a going concern is dependent upon its ability to raise additional financing. Even if the Company has been successful in the past in doing so, there is no assurance that it will manage to obtain additional financing in the future. Also, the

Company incurred a net loss of $1,857,471 for the nine-month period ended September 30, 2020 ($1,642,082 for 2019), it has an accumulated deficit of $26,096,500 as at September 30, 2020 ($23,623,950 as at December 31, 2019) and it has not yet generated positive cash flows from operations on a regular basis. Until that happens, the company will continue to assess its working capital needs and undertake whatever initiative it deems necessary to ensure that it continues to be in a position to meet its financial obligations. These material uncertainties cast significant doubt regarding the Company's ability to continue as a going concern.

The World Health Organization declared the COVID-19 outbreak as a global pandemic in March 2020. Since that time, businesses all over the world from a wide swath of industries have seen their operations negatively impacted by the health and safety measures, including limitations on the movement of goods and individuals, put into place by local governments to help control the spread of the outbreak. Although those measures have been relaxed in recent months, which has allowed many businesses, including the Company, to slowly resume their operations, there still remains a great deal of uncertainty as to the extent and duration of the future impact of COVID-19 on global commerce and the Company's business.

The interim consolidated financial statements do not include any adjustments or disclosures that may be necessary should the Company not be able to continue as a going concern. If this were the case, these adjustments could be material.

8

PEAK FINTECH GROUP INC.
(Formerly Peak Positioning Technologies Inc.)
Notes to Interim Consolidated Financial Statements

for the three and nine-month ended September 30, 2020 and 2019

(In Canadian dollars)
(Unaudited)

3. CHANGES IN ACCOUNTING POLICIES

3.1 New Standards adopted as at January 1, 2020

Some accounting pronouncements which have become effective from January 1, 2020, and have therefore been adopted do not have a significant impact on the Company financial results or position.

4 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The unaudited interim consolidated statements have been prepared in accordance with the accounting policies adopted by the Company most recent audited statements for the year ended December 31, 2019.

5 - BUSINESS COMBINATION

On January 1, 2019, the Company through its subsidiary called Asia Synergy Credit Solutions ("ASCS") transferred certain assets and personnel from Wuxi Wenyi Financial Services Co.. Wenyi offers turn-key credit outsourcing services to banks and other lending institutions in China. The asset transfer was made to enhance the Company position in the commercial lending market in China. The assets acquired are intangible assets consisting of loan-servicing agreements. The assets acquired were determined to constitute a business combination and, accordingly, the acquisition will be accounted for using the acquisition method of accounting.

The maximum purchase price for this acquisition was estimated at $2,000,000, and the fair value of the consideration transferred at $489,000. The purchase price will be settled with the issuance of a maximum of 2,000,000 shares of the Company if certain financial performance of ASCS is achieved during the first 21 months (1) of operations. In the event that 2,000,000 shares are issued after the 21-month period and the listed common shared price of the Company is less than $1.00 at that time, the Company will issue additional shares to obtain an aggregate consideration value of $2,000,000.

The financial performance measure of ASCS was originally after an 18-month period. To take in consideration the Covid19 effect on business performance, it was mutually agreed to add three months to the original agreement to compare the performance targets with the target and determine final share issuance.

The fair value of the consideration transferred was estimated at $489,000, based on management financial projection of ASCS over the first 21 months of operations. The Company used a probability-weighted estimate to determined the number of shares to be issued based on certain financial performance targets. The number of shares estimated to be issued represents management estimate of an 80% probability that the financial performance will be achieved.

The market price ($0.30) at which the share will be issued used in the model was estimated using the average historical price from the 6 months prior to the acquisition and the historical volatility over the payment term. The payment was then discounted using the Chinese risk-free rate (4.8%). The Company consider that the risk of the projection being realized than already taken into account through the probability-weighted estimated result.

9

PEAK FINTECH GROUP INC.
(Formerly Peak Positioning Technologies Inc.)
Notes to Interim Consolidated Financial Statements

for the three and nine-month ended September 30, 2020 and 2019

(In Canadian dollars)
(Unaudited)

5 - BUSINESS COMBINATION (cont'd)

Fair value of consideration transferred
Issuance between 14,000,000 and 17,000,000 shares of the Company at a market price ranging from $0.30 to $0.60	489,000
Total consideration transferred (conditional compensation)	489,000

Gain on bargain purchase to profit and loss	941,000
1,430,000
Identifiable net assets acquired
Loan servicing agreements	1,430,000
Liabilities assumed	-
Identifiable total net assets	1,430,000
Goodwill on acquisition	-
1,430,000

At acquisition, the Company recognized a gain on bargain purchase of $941,000 for the difference between the value of the identified assets acquired and the fair value of the consideration transferred

As at December 31, 2019, the Company revised its estimation of the fair value of the contingent compensation. The re-evaluation process performed after the first year of operations of ASCS indicates that the financial performance criteria were achieved at 77.1% of the agreed target. As per the asset transfer agreement, the Company should have issued a total of 1,232,861 shares as a purchase price in 2019. Following administrative delay, it was agreed by both parties to postpone the issuance of the shares to 2020. Management initial financial projections for 2020 were maintained, based on the results obtained in 2019. The market share price used for the estimation of the fair value as at December 31, 2019 was established at $0.50 based on the current market price and the historical volatility of the Company.

The initial conditional compensation liability of $489,000 was re-evaluated on December 31, 2019, at a fair value of $748,000 considering the past performance, forecasted results and projected market share price at issuance. The difference of $259,000 between the re-evaluated fair value of the remaining conditional compensation and the previously accounted amount was recognized as a change in fair value of the contingent compensation payable in the consolidated statements of comprehensive loss of the period.

The contingent liability relating to the 2019 shares that should have been issued, was classified as shares to be issued in the consolidated statements of changes in equity. The value of those shares was determined by using the market price as at December 31, 2019. The difference of $254,586 between the value of shares to be issued ($493,414) and the fair value of the contingent liability ($748,000) is presented as a short-term liability in the consolidated statements of financial position.

The Company's valuation of intangible assets has identified loan servicing agreements which are amortized on a straight-line basis with a useful life of 10 years. Significant assumptions used in the determination of intangible assets, as defined by management, include month over month loan renewals, discount rate and operating income before depreciation and amortization margin.

There were acquisition-related costs which amounted approximately to $10,000 with respect to consulting and professional fees. These costs were not included as part of the consideration transferred and have been recognized as an expense in the consolidated statements of comprehensive loss for the year ended December 31, 2019.

10

PEAK FINTECH GROUP INC.
(Formerly Peak Positioning Technologies Inc.)
Notes to Interim Consolidated Financial Statements

for the three and nine-month ended September 30, 2020 and 2019

(In Canadian dollars)
(Unaudited)

6 - LOANS RECEIVABLES AND ALLOWANCE FOR CREDIT LOSSES

In May 2018 the Company established a licensed financial services' subsidiary in China named Asia Synergy Financial Capital ("ASFC") to provide various financial services to small and medium size enterprise and entrepreneurs. Those services include loans, which for the most part, are guaranteed by a third party and/or collateral assets. Interest revenue from the loans is accounted for as earned.

For the majority of loans granted, principal and interest are payable by the borrower on a monthly basis.

Loans receivables are described as follows :

	2020-09-30	2019-12-31
	$	$
Principal balance loans receivables	18,526,607	19,789,583
Less expected credit loss (ECL)	(988,695)	(399,947)
Loan receivables net	17,537,912	19,389,636

Loans receivables maturing in less than 12 months	14,819,332	11,193,087
Loans receivables maturing in more than 12 months	2,718,580	8,196,549
Total loans	17,537,912	19,389,636

Impaired loans and allowances for credit loss

The Company performed a three-stage forward looking impairment approach to its loan portfolio to measure the expected credit loss as described in detail in note 4.10 of the Company Consolidated Financial Statement as of December 31, 2019.

Credit quality of loans

The following table presents the gross carrying amount of loans receivables at September 30, 2020 , according to credit quality and ECL impairment stages

ECL is calculated on loan value at the period end that are not insured by a third party with an assumption of a credit loss allocation provision applied as follows :

			Credit loss	Credit loss
			allocation	allocation
		Provision %	applied - Auto	applied - Residential
Stage 1 : 1%		1.0%	1.0%	1.0%
Stage 2: 30%		30.0%	1.0%	1.0%
Stage 3 :100%		100.0%	26.0%	1.0%

September 30, 2020%		Gross Carrying	Allowance for	Net Carrying
		$	$	$
Stage 1 Not overdue <= 30 Days	68.1%	12,615,806	(484)	12,615,322
Stage 2 Overdue 30-90 days	10.9%	2,010,182	(6,031)	2,004,151
Stage 3 Overdue> 90 days	21.1%	3,900,619	(982,180)	2,918,439
Total	100.0%	18,526,607	(988,695)	17,537,912

December 31, 2019%		Gross Carrying	Allowance for	Net Carrying
		$	$	$
Stage 1 Not overdue <= 30 Days	88.5%	17,509,277	(11,615)	17,497,662
Stage 2 Overdue 30-90 days	6.4%	1,266,596	(25,382)	1,241,214
Stage 3 Overdue> 90 days	5.1%	1,013,710	(362,950)	650,760
Total	100.0%	19,789,583	(399,947)	19,389,636

11

PEAK FINTECH GROUP INC.
(Formerly Peak Positioning Technologies Inc.)
Notes to Interim Consolidated Financial Statements

for the three and nine-month ended September 30, 2020 and 2019

(In Canadian dollars)
(Unaudited)

7 - DEBTORS

	2020-09-30	2019-12-31
	$	$
Sales tax receivable	26,353	27,663
Advances to companies, 1.55% to 1.7% per month (1,55% to 1.7% in 2019), payable on demand.	414,193	392,210
Advance to a company	-	466,622
Accounts receivable	18,563,025	2,657,029
Safety deposits with guarantor (1)	398,055	370,699
Subscription receivable	220,000
Advance to an affiliated company (note 20)	(4,280)	17,758
	19,617,346	3,931,981

Considering the low number of individual items, evaluation of expected credit loss for debtors are performed at each period end based on past experience, credit default evidence and payment habit. At September 30, 2020 an amount of $88,335 ($83,925 at December 31, 2019) was registered for expected credit loss for debtors.

(1) As per an agreement with certain loan insurance provider, ASCS, a subsidiary of the Company must maintain a deposit with a loan insurance provider representing 10% of the value of loans serviced by ASCS on behalf of the certain Commercial Bank guaranteed by loan insurer providers. ASCS third party financial partners and the Company's ASFC subsidiary have a three-way agreement in place with ASCS under which third party financial partner and ASFC are jointly responsible for providing and maintaining the 10% safety deposit with a loan insurance provider on behalf of ASCS in exchange for a service fee representing a percentage of the amount of the safety deposit provided. The agreement indicates that in case of default by the borrowers, ASCS will retrieve all the rights to realize the collateral.

8 - PROPERTY AND EQUIPMENT

	Right-of-use	Office
	assets	equipment	Vehicles	Total
		$	$	$
Gross carrying amount
Balance as at January 1,2020	897,453	106,196	205,358	1,209,007
Acquisition	249,219	3,862	-	253,080
Balance as at September 30, 2020	1,146,672	110,058	205,358	1,462,087

Accumulated amortization
Balance as at January 1, 2020	415,644	36,546	22,374	474,564
Amortization	369,271	27,614	37,971	434,856
Exchange differences	(43,770)	(3,659)	(9,614)	(57,043)
Balance as at June 30, 2020	741,145	60,501	50,731	852,377
Net carrying amount as at September 30, 2020	405,527	49,557	154,627	609,713

Gross carrying amount
Balance as at January 1, 2019	-	71,224	47,592	118,816
Adjustment on transition to IFRS 16	313,283			313,283
Acquisition	584,170	34,972	157,766	776,908
Balance as at December 31, 2019	897,453	106,196	205,358	1,209,007

Accumulated amortization
Balance as at January 1, 2019	-	3,194	2,826	6,020
Amortization	407,611	30,673	16,875	455,159
Exchange differences	8,033	2,679	2,673	13,385
Balance as at December 31, 2019	415,644	36,546	22,374	474,564
Net carrying amount as at December 31, 2019	481,809	69,651	182,984	734,443

12

PEAK FINTECH GROUP INC.
(Formerly Peak Positioning Technologies Inc.)
Notes to Interim Consolidated Financial Statements

for the three and nine-month ended September 30, 2020 and 2019

(In Canadian dollars)
(Unaudited)

13

PEAK FINTECH GROUP INC.
(Formerly Peak Positioning Technologies Inc.)
Notes to Interim Consolidated Financial Statements

for the three and nine-month ended September 30, 2020 and 2019

(In Canadian dollars)
(Unaudited)

9 - INTANGIBLE ASSETS

	Loan	Gold	Cubeler
	agreement	River	Interface	Total
	$	$	$	$
Gross carrying amount
Balance as at January 1, 2020	1,430,000	2,461,348	1,354,774	5,246,122
Acquisition		-	820,723	820,723
Balance as at September 30, 2020	1,430,000	2,461,348	2,175,497	6,066,845

Accumulated amortization
Balance as at January 1, 2020	143,000	2,461,348	242,364	2,846,712
Amortization	107,250	-	124,646	231,896

Exchange differences	-		(42,206)	(42,206)
Balance as at September 30, 2020	250,250	2,461,348	324,803	3,036,401
Net carrying amount as at September 30, 2020	1,179,750	(0)	1,850,694	3,030,444

Gross carrying amount
Balance as at January 1, 2019	-	2,461,348	747,940	3,209,288
Acquisition		-	606,834	606,834
Business acquisition (a)	1,430,000	-	-	1,430,000
Balance as at December 31, 2019	1,430,000	2,461,348	1,354,774	5,246,122

Accumulated amortization
Balance as at January 1, 2019	-	1,578,607	51,812	1,630,419
Amortization	143,000	298,552	153,527	595,079
Impairment loss (b)		584,189		584,189
Exchange differences	-		37,025	37,025
Balance as at December 31, 2019	143,000	2,461,348	242,364	2,846,712
Net carrying amount as at December 31, 2019	1,287,000	(0)	1,112,410	2,399,410

(a) Business acquisition, as describe in note 5, was unpaid as at September 30, 2020. This acquisition was a non-cash transaction and thus are excluded from the consolidated statement of cash-flows.

(b) An impairment loss of $ Nil at September 30, 2020 ($584,189 at December 31, 2019) was recognized for the Gold River platform. The recoverable amount of the asset is $Nil at September 30, 2020, and December 31, 2019, determined using management expectation of the actual value of the future cash-flows generated by the platform. There is no evidence of predictable cash-flow from the platform at September 30, 2020.

14

PEAK FINTECH GROUP INC.
(Formerly Peak Positioning Technologies Inc.)
Notes to Interim Consolidated Financial Statements

for the three and nine-month ended September 30, 2020 and 2019

(In Canadian dollars)
(Unaudited)

10 - LEASE LIABILITIES

On January 1st, 2019 new lease liabilities have been recognized. The Company lease office space. The Company measured lease liabilities at the present value of the lease payments that are not paid at that date. The present value recognized for the lease liabilities was $313,283. The present value is increased to reflect the interest on the lease liabilities and reduced to reflect the lease payments made.

	2020-09-30	2019-12-31
	$	$
Balance - beginning of year	452,528	313,283
Additions	249,219	584,170
Accretion interest	25,781	44,868
Lease payments	(385,596)	(460,361)
Effect of exchange rate change on obligation	56,427	(29,432)
Balance - end of period	398,359	452,528
Current Portion	239,307	402,954
	159,052	49,574

Following is a summary of the Company's obligations regarding lease payments:

	Payment due by period
	1 year	2-5 years	Beyond 5 years	Total
	$	$	$	$
As at September 30, 2020
Lease payments	245,036	162,860	-	407,896

As at December 31, 2019
Lease payments	417,620	50,579	-	468,199

11 - ACCOUNTS PAYABLE, ADVANCES AND ACCRUED LIABILITIES

	2020-09-30	2019-12-31
	$	$
Trade accounts payable and accruals	13,778,458	2,158,064
Advance from third party, annual interest 10%	1,532,931	1,880,146
Advance from a director, no interest (note 16)	314,080	298,400
Advance from third party, no interest	2,418,780	182,512
New debentures to be issued	-	110,000
	18,044,249	4,629,122

15

PEAK FINTECH GROUP INC.
(Formerly Peak Positioning Technologies Inc.)
Notes to Interim Consolidated Financial Statements

for the three and nine-month ended September 30, 2020 and 2019

(In Canadian dollars)
(Unaudited)

12 - DEBENTURES

12 a) i) Debenture issuance of December 15, 2017

On December 15, 2017, the Company has placed a total of 1,200 units of debentures at $10,000 par unit for gross proceeds of $12,000,000. Each unit sold is comprised of $10,000 face value debentures plus 20,000 common share purchase warrants.

Debentures are secured by a pledge on the aggregate assets of the Company, maturing on December 15, 2019, bearing interest at a nominal rate of 8% payable monthly. The Company used the residual value method to allocate the principal amount of the debenture between the liability and the contributed surplus. Under this method, an amount of $2,721,260 (net of transaction costs) related to the warrants issued was applied to the contributed surplus. The fair value of the liability component was $9,005,148 computed as the present value of future principal and interest payments discounted at a rate of 25%. The debentures allow their subscribers to surrender part or all of the amount invested in the debentures to exercise their warrants and purchase common shares of the Company any time prior to maturity, subject to certain terms and conditions, at a price of $0.50 per common share. The units contain a ''forced warrant conversion'' feature under which 50% of the face value of the debenture will automatically be surrendered to exercise 50% of the warrants if the Company common shares trade at $1.50 or more for 3 consecutive trading days, and 100% if the Company's common shares trade at $2.00 or more for 3 consecutive days.

	2019-12-15	2018-12-31
	$	$
Balance, beginning of year	3,343,820	4,263,913
Accretion of debentures	475,159	453,471
Surrendering of debentures for exercise of warrants (1)	(264,200)	-
Surrendering of debentures paid in cash	(40,000)	(1,410,356)
Issuance cost (2)	25,221	36,792
Balance, end of year	3,540,000	3,343,820

1) At the issuance date, a total of 24,000,000 warrants were included as part of the unit's debenture. 19,100,000 warrants were transferred from existing warrant holders to the debentures' subscribers, for which the original warrants holders received 250,000 stock options as compensation, and 4,900,000 additional warrants were newly issued. On the same date the debentures were issued, some debenture subscribers surrendered their debentures for a total face value of $6,350,000 to exercise 12,700,000 warrants at a price of $0.50.

During the year 2018, 3,600,000 warrants were exercised at a price of $0.50 following surrendering of debentures for a total face value of $1,800,000.

During the year 2019, 540,000 warrants were exercised at a price of $0.50 following surrendering of debentures for a total face value of $ 270,000.

2) Issuance costs are related to legal expenses, broker commissions and stock options value to directors and officers

16

PEAK FINTECH GROUP INC.
(Formerly Peak Positioning Technologies Inc.)
Notes to Interim Consolidated Financial Statements

for the three and nine-month ended September 30, 2020 and 2019

(In Canadian dollars)
(Unaudited)

12 a) ii) Debenture issuance of December 15, 2017, extended to December 2020

On or before the maturity date of December 15, 2019, the company reached an agreement with holders of the debenture to extend the maturity of the debenture on December 15, 2020, at the same terms and conditions. At that time, the remaining face value of debentures was $3,540,000.

The remaining 7,800,000 remaining warrants at maturity accompanying the debenture were replaced by new warrants with the same attributes, except that they will expire on December 15, 2020, to coincide with the new maturity date of the debenture. For each warrant that is tied to the debenture, debenture holders will also receive an additional warrant that will allow them to acquire common shares of the Company at a price of $0.80 per share at any time for a period of 24 months from their date of issuance.

An exchange between an existing borrower and lender of debt instruments with substantially different terms shall be accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. Similarly, a substantial modification of the terms of an existing financial liability or a part of it (whether or not attributable to the financial difficulty of the debtor) shall be accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability.

The renegotiation created a debt extinction for accounting purposes. The initial debt was derecognized and a new debt recognized at fair value, creating a loss on extinction of debt of $816,793.

The Company used the residual value method to allocate the principal amount of the debenture between the liability and the equity component. Under this method, an amount of $1,388,688 related to the conversion features and the warrants issued were applied to contributed surplus only as the debenture is non-convertible. The fair value of the liability component was $2,968,124 computed as the present value of future principal and interest discounted at a rate of 30%.

	2020-09-30	2019-12-31
	$	$
Balance, beginning of year	2,990,043	3,540,000
Derecognition of original debt	-	(3,540,000)
Fair market value of renegotiate debentures at fair market value	-	2,968,124
Surrendering of debentures for exercise of warrants (1)	(598,098)	-
Accretion of debentures	365,428	21,919
Balance at the end	2,757,373	2,990,043

The value attributed to the warrants is $702,010. The fair value of the warrants was calculated using the Black & Scholes option pricing model and the following weighted average assumptions:

Share prices at the date of grant	$0.40
Expected life	1 year
Risk-free interest rate	1.71%
Expected volatility	82%
Dividend	0%
Exercise prices at the date of grant	$0.50

The value attributed to the warrants is $686,659. The fair value of the warrants was calculated using the Black & Scholes option pricing model and the following weighted average assumptions:

Share prices at the date of grant	$0.40
Expected life	2 years
Risk-free interest rate	1.71%
Expected volatility	79%
Dividend	0%
Exercise prices at the date of grant	$0.80

(1) During the first nine months of 2020, 1,340,000 warrants were exercised at a price of $0.50 following surrendering of debentures for a total face value of $ 670,000.

17

PEAK FINTECH GROUP INC.
(Formerly Peak Positioning Technologies Inc.)
Notes to Interim Consolidated Financial Statements

for the three and nine-month ended September 30, 2020 and 2019

(In Canadian dollars)
(Unaudited)

12 b)     Debenture issuance of December 19, 2018

On December 19, 2018, the Company has placed 51 units of unsecured convertible debentures at $10,000 per unit for a gross proceeds of $510,000. Each unit sold is comprised of $10,000 face value debentures, maturing on December 19, 2020, bearing interest at a nominal rate of 8% payable monthly, plus 1,000 purchase warrants exercisable into Company common share at $1.00 per share for a period of 24 months from the date of issuance.

The debentures allow their subscribers to convert them into common shares of the Company at any time prior to maturity, subject to certain terms and conditions, at a price of $0.50 per common share.

The units contain a "forced warrant conversion" feature under which the debenture will automatically be surrendered and converted into common shares of the Company should the shares of the Company trade at $2.00 or more for 3 consecutive trading days.

The Company used the residual value method to allocate the principal amount of the debentures between the liability, equity component of debentures and the contributed surplus. Under this method, an amount of $93,940 and $3,578 (net of transaction costs) related to the conversion features and the warrants issued was applied to the equity component of debenture and contributed surplus (respectively). The fair value of the liability component was $396,672 computed as the present value of future principal and interest discounted at a rate of 22%.

	2020-09-30	2019-12-31
	$	$
Balance at the beginning	231,238	398,015
Addition	-	-
Conversion of debentures		(216,819)
Accretion of debentures	20,744	38,744
Issuance costs (1)	1,048	11,298
Balance at the end	253,029	231,238

1) Issuance costs are related to legal expenses and broker commissions.

18

PEAK FINTECH GROUP INC.
(Formerly Peak Positioning Technologies Inc.)
Notes to Interim Consolidated Financial Statements

for the three and nine-month ended September 30, 2020 and 2019

(In Canadian dollars)
(Unaudited)

12 c)     Debenture issuance of April 24, 2019

On April 24, 2019, the Company placed 28 units of unsecured convertible debentures at $10,000 per unit for gross proceeds of $280,000. Each unit sold is comprised of $10,000 face value debentures, maturing on April 24, 2021, bearing interest at a nominal rate of 8% payable monthly, plus 20,000 purchase warrants exercisable into Company common shares at $1.00 per share for a period of 24 months from the date of issuance.

The debentures allow their subscribers to convert them into common shares of the Company at any time prior to maturity, subject to certain terms and conditions, at the lower of $0.50 per common share or at the market price per common share prevailing at the time of conversion.

The units contain a "forced warrant conversion" feature under which the debenture will automatically be surrendered and converted into common shares of the Company should the shares of the Company trade at $2.00 or more for 3 consecutive trading days.

The fair value of the instrument corresponds to the individual fair value of each different instruments as such each component was recorded at its original fair value. an amount of $39,077 and $43,107 related to the conversion features and the warrants issued were applied to the conversion option and contributed surplus (respectively). The fair value of the liability component was $197,817 computed as the present value of future principal and interest discounted at a rate of 30%.

	2020-09-30	2019-12-31
	$	$
Balance at the beginning	137,638	-
Addition	-	280,000
Conversion of debentures	-	(92,852)
Accretion of debentures	18,473	18,020
Conversion option	-	(24,423)
Contributed surplus	-	(43,107)
Balance at the end	156,111	137,638

In September 2019, $105,000 face value of debentures was converted to 500,000 common shares of the Company at a price of $0.40 and $0.20 per share.

19

PEAK FINTECH GROUP INC.
(Formerly Peak Positioning Technologies Inc.)
Notes to Interim Consolidated Financial Statements

for the three and nine-month ended September 30, 2020 and 2019

(In Canadian dollars)
(Unaudited)

12 d)     Debenture issuance of January 15, 2020

On January 15, 2020, the Company has placed 16 units of unsecured convertible debentures at $10,000 per unit for a gross proceeds of $160,000. Each unit sold is comprised of $10,000 face value debentures, maturing on January 15, 2021, bearing interest at a nominal rate of 8% payable monthly, plus 1,000 purchase warrants exercisable into Company common share at $0.80 per share for a period of 24 months from the date of issuance.

The debentures allow their subscribers to convert them into common shares of the Company at any time prior to maturity, subject to certain terms and conditions, at a price of $0.50 per common share.

The units contain a "forced warrant conversion" feature under which the debenture will automatically be surrendered and converted into common shares of the Company should the shares of the Company trade at $1.50 or more for 5 consecutive trading days.

The Company used the residual value method to allocate the principal amount of the debentures between the liability, equity component of debentures and the contributed surplus. Under this method, an amount of $54,263 and $65,015 (net of transaction costs) related to the conversion features and the warrants issued was applied to the equity component of debenture and contributed surplus (respectively). The fair value of the liability component was $139,320 computed as the present value of future principal and interest discounted at a rate of 25%.

	2020-09-30	2019-12-31
	$	$
Balance at the beginning	-	-
Addition	160,000	-
Conversion of debentures (1)	(47,738)	-
Accretion of debentures	13,794
Equity component of debentures	(9,408)	-
Contributed surplus for warrants	(11,273)	-
Balance at the end	105,375

(1) In September 2020, $50,000 face value of debentures was converted to 100,000 common shares of the Company at a price of $0.50 per share.

20

PEAK FINTECH GROUP INC.
(Formerly Peak Positioning Technologies Inc.)
Notes to Interim Consolidated Financial Statements

for the three and nine-month ended September 30, 2020 and 2019

(In Canadian dollars)
(Unaudited)

13 - BONDS

On May 29, 2020, the Company has placed 400 units of secured corporate bonds at $1,000 per unit. Each unit sold is comprised of $1,000 face value bonds, redeemable on June 10, 2023, bearing interest at a nominal rate of 10% payable monthly, plus 20 purchase warrants exercisable into Company common share at $1.00 per share for a period of 36 months from the date of issuance.

The Bonds will be redeemable after 36 months from the date of issuance (the "Initial Maturity Date"). Each holder has a right (the "Initial Extension Right") at the end of the Initial Maturity Date to extend the Bond for another 12 months (the "Initial Extension Period") by giving written notice to that effect to the Company no later than sixty (60) days prior to the Initial Maturity Date. Any holder that has elected to exercise its Initial Extension Right will also have a further right at the end of the Initial Extension Period to extend its Bond for another 12 months (the "Second Extension Period") under the same notice conditions as stated in the Initial Extension.

If a holder elects to extend its Bonds, the Company may redeem such holder's Bonds at any time on payment of a 5% premium to redeem the Bonds ("Penalty")

The Company has set aside an amount equal to two years of interest in a separate bank account, which will be used to pay interest payable on the Bonds. Any interest accrued on such sum will be in favour of the Company. The set aside amount at September 30, 2020, is $80,051 and is presented under Cash in the Consolidated statements Financial Position.

Bonds are secured by a pledge on the aggregate assets of the Company, maturing on May 29, 2023. The Company used the residual value method to allocate the principal amount of the bond between the liability and contributed surplus. Under this method, an amount of $64,896 (net of transaction costs) related to the warrants issued was applied to contributed surplus.

The fair value of the liability component was $ 309,916 computed as the present value of future principal and interest payments discounted at a rate of 22%.

	2020-09-30	2019-12-31
	$	$
Balance at the beginning	-	-
Addition	400,000	-
Accretion of bonds	7,716	-
Contributed surplus for warrants	(64,896)	-
Issuance costs	(101,752)	-
Balance at the end	241,067	-

14 - CEBA LOAN (Canada Emergency Business Account)

The Company applied and received on April 15, 2020, $40,000 under the Canada Emergency Business Account ( CEBA) Under this program providing interest-free loans , repaying the balance of the loan on or before December 31, 2022, will result in loan forgiveness of 25% ( $10,000), which is the intention of the company.

21

PEAK FINTECH GROUP INC.
(Formerly Peak Positioning Technologies Inc.)
Notes to Interim Consolidated Financial Statements

for the three and nine-month ended September 30, 2020 and 2019

(In Canadian dollars)
(Unaudited)

15 - SHAREHOLDERS' EQUITY

15.1 Authorized share capital

The share capital of the Company consists of an unlimited number of common shares without par value.

Share Consolidation

Effective July 28, 2020, the Company consolidated its issued and outstanding common shares on the basis of one post- consolidation share for 10 pre-consolidation shares. Unless otherwise stated, all share amounts have been restated retrospectively to reflect this share consolidation.

15.2 Descriptions of the shareholders' equity operations

a) As part of the private placement consisting of unsecured convertible debentures closed on January 15, 2020 for a consideration of $160,000, the Company issued 320,000 share purchase warrants with an exercise price of $0.80 per share for a twenty-four (24) month period following the closing date.

The fair value of the 320,000 warrants was $65,015 with an attributed value of $11,272 to contributed surplus. The fair value of the warrants was calculated using the Black & Scholes option pricing model and the following weighted average assumptions:

Share price at the date of grant	$0.40
Expected life	2 years
Risk-free interest rate	1.63%
Expected volatility (1)	128%
Dividend	0%
Exercise price at the date of grant	$0.80

b) On February 3, 2020, the Company closed a private placement consisting of the sale of 1,440,000 units (a ''Unit'') at a price of $0.40 per Unit for proceed s of $570,000. Each unit consists of one (1) common share and half (1/2) common share purchase warrant. Each warrant entitles the holder to purchase one (1) share of the Company at the price of $1.00 each for a period of twenty-four (24) months from the date of issuance.

The fair value of the 720,000 warrants was $157,547. The value attributed to these warrants was $112,653. The fair value was calculated using the Black & Scholes option pricing model and the following weighted average assumptions:

Share price at the date of grant	$0.45
Expected life	2 years
Risk-free interest rate	1.42%
Expected volatility (1)	128%
Dividend	0%
Exercise price at the date of grant	$1.00

22

PEAK FINTECH GROUP INC.
(Formerly Peak Positioning Technologies Inc.)
Notes to Interim Consolidated Financial Statements

for the three and nine-month ended September 30, 2020 and 2019

(In Canadian dollars)
(Unaudited)

15 - SHAREHOLDERS' EQUITY (cont'd)

Peak also granted 150,000 finder's compensation warrants to eligible persons who helped place the private placements entitling them to purchase a number of Peak common shares at a price of $0.50 per common share for a twenty-four-month period the issuance.

The fair value of the 150,000 warrants was $41,878 that was attributed to contributed surplus. The fair value of the warrants was calculated using the Black & Scholes option pricing models and the following weighted average assumptions:

Share prices at the date of grant	$0.45
Expected life	2 years
Risk-free interest rate	1.42%
Expected volatility (1)	128.0%
Dividend	0%
Exercise price at the date of grant	$0.50

c) In the first nine months of 2020, the Company issued 4,160,812 common shares to settle $988,744 of debt related to consulting services received by the Company.

d) Between January 1, 2020, and September 30, 2020, $670,000 of secured debentures were surrendered to exercise share purchase warrants at a price of $0.50 per share pursuant to the private placement closed in December 2017. The Company therefore issued 1,340,000 common shares at a price of $0.50 per share to the debenture holders. A corresponding residual value of $132,866 attributed to warrants was transferred to capital stock.

e) On July 22, 2020 and August 24, 2020, the Company closed a private placement consisting in the sale of 3,850,000 and 13,745,000 units respectively at a price of $0.20 per shares for gross proceeds of $3,519,000. Each unit is composed of one common share and one common share purchase warrant, with each warrant entitling the holder to acquire one common share at a price of $0.25 for a period of 24 months following the closing date of the offering.

The fair value of the 3,850,000 warrants was $649,891. The value attributed to contributed surplus was $352433. The fair value was calculated using the Black & Scholes option pricing model and the following weighted average assumptions:

Share price at the date of grant	$0.25
Expected life	2 years
Risk-free interest rate	0.27%
Expected volatility (1)	139%
Dividend	0%
Exercise price at the date of grant	$0.25

23

PEAK FINTECH GROUP INC.
(Formerly Peak Positioning Technologies Inc.)
Notes to Interim Consolidated Financial Statements

for the three and nine-month ended September 30, 2020 and 2019

(In Canadian dollars)
(Unaudited)

The fair value of the 13,745,000 warrants was $4,104,301. The value attributed to contributed surplus was $1,646,320. The fair value was calculated using the Black & Scholes option pricing model and the following weighted average assumptions:

Share price at the date of grant	$0.395
Expected life	2 years
Risk-free interest rate	0.29%
Expected volatility (1)	143%
Dividend	0%
Exercise price at the date of grant	$0,25

Peak also granted 248,000 finder's compensation warrants to eligible persons who helped place the private placements entitling them to purchase a number of Peak common shares at a price of $0.25 per common share for a twenty-four-month period the issuance.

The fair value of the 248,000 warrants was $74,054 that was attributed to contributed surplus. The fair value of the warrants was calculated using the Black & Scholes option pricing models and the following weighted average assumptions:

Share prices at the date of grant	$0.395
Expected life	2 years
Risk-free interest rate	0.29%
Expected volatility (1)	143%
Dividend	0%
Exercise price at the date of grant	$0,25

In connection with the private placement, the Company paid a cash finder's fees representing 8% of the value of the private placement for a total of $119,500.

15.3 Warrants

Outstanding warrants entitle their holders to subscribe to an equivalent number of common shares as follows:

		2020-09-30		2019-12-31
		Weighted		Weighted
	Number of	average	Number of	average
	warrants	exercise price	warrants	exercise price
		$		$
Outstanding, beginning of period	19,069,500	0.610	11,626,036	0.630
Granted	19,708,000	0.282	8,927,500	0.743
Expired	(1,430,000)	0.500	(7,944,036)	0.531
Extended	1,140,000	0.500	7,080,000	0.500
Exercised	(1,340,000)	0.500	(620,000)	0.500
Outstanding and exercisable, end of period	37,147,500	0.479	19,069,500	0.610

24

PEAK FINTECH GROUP INC.
(Formerly Peak Positioning Technologies Inc.)
Notes to Interim Consolidated Financial Statements

for the three and nine-month ended September 30, 2020 and 2019

(In Canadian dollars)
(Unaudited)

15.3 Warrants (continued)

As of September 30, 2020 and December 31, 2019, the number of outstanding warrants which could be exercised for an equivalent number of common shares is as follows:

	2020-09-30		2019-12-31
	Number	Exercise price	Number	Exercise price
		$		$

Expiration date
May 2020	-	-	290,000	0.500
August 2020	-		1,140,000	0.500
December 2020	5,761,000	0.500	7,101,000	0.500
December 2020	51,000	1.000	51,000	1.000
February 2021	1,140,000	0.500	-	-
April 2021	7,500	0.500	7,500	0.500
April 2021	560,000	0.500	560,000	0.500
July 2021	140,000	0.800	140,000	0.800
September 2021	610,000	0.400	-	-
December 2021	7,080,000	0.800	7,080,000	0.800
January 2022	320,000	0.800	-	-
February 2022	720,000	1.000	-	-
February 2022	150,000	0.500	-	-
June 2022	386,667	0.500	386,667	0.500
June 2022	580,000	0.570	580,000	0.570
June 2022	333,333	0.610	333,333	0.610
June 2022	1,400,000	1.200	1,400,000	1.200
July 2022	3,850,000	0.250	-	-
August 2022 (note 1)	13,993,000	0.250	-	-
May 2023	57,000	0.500	-	-
May 2023	8,000	1.000	-	-
	37,147,500		19,069,500

Note 1: Holders of these warrants must not trade the unit before December 22, 2020

25

PEAK FINTECH GROUP INC.
(Formerly Peak Positioning Technologies Inc.)
Notes to Interim Consolidated Financial Statements

for the three and nine-month ended September 30, 2020 and 2019

(In Canadian dollars)
(Unaudited)

16 - SHARE-BASED PAYMENTS

The Company has adopted an incentive stock option plan which provides that the Board of Directors of the Company may, from time to time, at its discretion and in accordance with the Exchange regulations, grant to directors, officers, employees and others providing similar services to the Company, non-transferable options to purchase common shares, provided that the number of common shares reserved for issuance will not exceed 10% of the issued and outstanding common shares exercisable for a period of up to 5 years from the date of grant. The options reserved for issuance to any individual director, officer or employee will not exceed 5% of the issued and outstanding common shares and the number of common shares reserved for issuance to others providing services will not exceed 2% of the issued and outstanding common shares. Options may be exercised as of the grant date for a period determined by the Board, but shall not be greater than 5 years from the date of the grant and 90 days following cessation of the optionee's position with the Company. Provided that the cessation of office, directorships or employment or other similar service arrangement was by reason of death (in the case of an individual), the option may be exercised within a maximum period of one year after such death, subject to the expiry date of such option.

Share options and weighted average exercise prices are as follows for the reporting periods presented :

		2020-09-30		2019-12-31
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price
		$		$
Outstanding, beginning of period	5,102,500	0.680	4,190,000	0.740
Granted	2,011,000	0.430	1,580,000	0.520
Expired	(380,000)	0.500	-
Forfeited	-		(667,500)	0.660
Exercised	-		-
Outstanding end of period	6,733,500	0.614	5,102,500	0.680

Exercisable end of period	4,249,500	0.713	3,626,250	0.750

26

PEAK FINTECH GROUP INC.
(Formerly Peak Positioning Technologies Inc.)
Notes to Interim Consolidated Financial Statements

for the three and nine-month ended September 30, 2020 and 2019

(In Canadian dollars)
(Unaudited)

The table below summarizes the information related to outstanding share options as at September 30, 2020

Range of	Number of	Weighted average remaining
exercise price	options	contractual life (years)
$
0.500	260,000	2 months
0.500	250,000	3 months
0.500	15,000	8 months
0.850	1,050,000	10 months
1.050	780,000	1 years and 9 months
0.550	37,500	2 years and 2 months
0.800	342,500	2 years and 3 months
0.500	10,000	2 years and 7 months
0.500	727,500	2 years and 9 months
0.500	75,000	3 years and 2 months
0.500	995,000	3 years and 8 months
0.500	20,000	4 years
0.500	60,000	4 years and 2 months
0.550	100,000	4 years and 2 months
0.500	1,511,000	4 years and 9 months
0.225	500,000	4 years and 11 months
	6,733,500

The Company has recorded an expense of $260,412 in the first three quarters of 2020 ($268,465 in 2020) as stock-based compensation. The offset was credited to contributed surplus.

16.1 Share-based payments granted to directors and employees

a) On June 11, 2020 the Company granted options to acquire 1,511,000 common shares at a price of $0.50 to certain directors and employees.

The shares vest over a two-year period and are exercisable over a period of five years expiring in June 2025.

The fair value of the options granted to certain directors and employees amounted to $321,756 and was calculated using the Black & Scholes option pricing model and the following assumptions on a weighted average basis:

Share price at the date of grant	$0.25
Expected life	5 years
Risk-free interest rate	0.38%
Volatility (1)	144%
Dividend	0%
Exercise price at the date of grant	$0.50

The volatility was determined by using the Company's own historical volatility over a period corresponding to expected life of the share options.

27

PEAK FINTECH GROUP INC.
(Formerly Peak Positioning Technologies Inc.)
Notes to Interim Consolidated Financial Statements

for the three and nine-month ended September 30, 2020 and 2019

(In Canadian dollars)
(Unaudited)

16.1 Share-based payments granted to directors and employees(cont'd)

b) On August 7, 2020 the Company granted options to acquire 500,000 common shares at a price of $0.225 to a director.

The shares vest over a two-year period and are exercisable over a period of five years expiring in August 2025.

The fair value of the options granted to certain directors and employees amounted to $88,469 and was calculated using the Black & Scholes option pricing model and the following assumptions on a weighted average basis:

Share price at the date of grant	$0.20
Expected life	5 years
Risk-free interest rate	0.41%
Volatility (1)	143%
Dividend	0%
Exercise price at the date of grant	$0.225

The volatility was determined by using the Company's own historical volatility over a period corresponding to expected life of the share options.

28

PEAK FINTECH GROUP INC.
(Formerly Peak Positioning Technologies Inc.)
Notes to Interim Consolidated Financial Statements

for the three and nine-month ended September 30, 2020 and 2019

(In Canadian dollars)
(Unaudited)

17 - Finance costs

		2020-09-30	2019-09-30	2020-09-30	2019-09-30
		( 3 months)	( 3 months)	( 9 months)	( 9 months)
Interest on debentures		71,630	91,419	213,005	266,667
Interest on lease liabilities (note 10)		8,507	12,513	25,413	34,343
Interest on security deposit and advances		51,325	18,899	142,778	49,010
Interest on bonds	6	10,417	-	13,924	-
Interest income		(10,317)	(3,029)	(24,564)	(4,735)
Accretion on debentures		147,475	145,746	426,153	406,029
Total interest expense		279,037	265,548	796,709	751,314
Miscellaneous		1,547	1,735	4,225	3,937
		280,584	267,283	800,934	755,251

18 - RELATED PARTY TRANSACTIONS

The Company's related party transactions do not include, unless otherwise stated, special terms and conditions. No guarantees were given or received. Outstanding balances are usually settled in cash.

Transactions with key management personnel, officers and directors

The Company's key management personnel, the Chief Executive Officer and the Chief Executive Officer of the Chinese subsidiaries are members of the Board, and their remuneration includes the following expenses:

	2020-09-30	2019-09-30	2020-09-30	2019-09-30
	(3 months)	(3 months)	(9 months)	(9 months)
	$	$	$	$
Salaries and fringe benefits	93,556	91,076	286,759	282,743
Share-based payments	94,311	92,873	203,866	244,994
Technical, marketing and website services paid to an affiliated company	-	-	-	21,000
Royalty	47,469	30,427	104,370	30,427
Management fees paid to a company held by a director	-	3,925	2,675	24,825
Interest on debentures	200	333	600	881
Total	235,536	218,634	598,270	604,870

These transactions occurred in the normal course of operations and have been measured at fair value.

As at September 30, 2020 and December 31, 2019 the consolidated statement of financial position includes the following amounts with related parties:

	2020-06-30	2019-12-31
	$	$
Advance from a director to a subsidiary, no interest	314,080	298,400
Advances(payable) to an affiliated company (a)	(4,280)	17,758
	309,800	316,158

29

PEAK FINTECH GROUP INC.
(Formerly Peak Positioning Technologies Inc.)
Notes to Interim Consolidated Financial Statements

for the three and nine-month ended September 30, 2020 and 2019

(In Canadian dollars)
(Unaudited)

18 - RELATED PARTY TRANSACTIONS (cont'd)

a) The advance to Cubeler, a related entity to the Company, is documented by an on-demand promissory note, yielding 8.5% interest annually. In the case that the advance is not fully paid on December 16, 2019, Cubeler shall execute and deliver a hypothec on the universality of the present and future movable assets to the Company. The Company decided not to execute its rights on the assets considering the low value of the advances

19 - SEGMENT REPORTING

The Company has determined that there were two operating segments, which are defined below. For presentation purposes, other activities are grouped in the other heading. Each operating segment is distinguished by the type of products and services it offers and is managed separately has each requires different business processes, marketing approaches and resources. All inter-segment transfers are carried out at arm's length prices based on prices charged to unrelated customers in stand-alone sales of identical goods and services.

The operating segments are detailed as follows:

Fintech Platform

The Fintech Platform segment comprises the procurement and distribution of products within supply chain or facilitating transactions in the commercial lending industry through technology platforms.

Financial Services

The Financial Services segment encompasses providing commercial loans to entrepreneurs and SMEs and the activity of providing turn-key credit outsourcing services to banks and other lending institutions.

Both operating segments are geographically located in China.

Other

The "other" category include the activity and unallocated portion of the Canadian parent company's services and all non-operating holdings registered in Hong Kong and China

30

PEAK FINTECH GROUP INC.
(Formerly Peak Positioning Technologies Inc.)
Notes to Interim Consolidated Financial Statements

for the three and nine-month ended September 30, 2020 and 2019

(In Canadian dollars)
(Unaudited)

19 - SEGMENT REPORTING (Continued)

The segment information for the nine-month reporting period is as follows:

					2020-09-30
	Fintech	Financial	Other	Elimination	Total
	Platform	Services
		$	$	$	$
Revenues (1)
Financial service revenue from	-	2,452,592	-	-	2,452,592
Fees/sales from external customers	2,130,883	717,082	-	-	2,847,965
Supply chain services	21,028,710				21,028,710
Inter-segment	414,382	-	247,705	(662,087)	-
Total revenues	23,573,975	3,169,674	247,705	(662,087)	26,329,267
Expenses
Depreciation and amortization	144,815	414,729	107,209		666,753
Interest expenses	111,660	34,502	640,849		787,011
All other expenses	21,531,391	2,247,912	3,114,355	(662,087)	26,231,572
Total expenses	21,787,866	2,697,143	3,862,413	(662,087)	27,685,336
Profit (loss) before tax	1,786,109	472,531	(3,614,708)	-	(1,356,069)
Income tax	392,510	108,893	-	-	501,403
Net profit (loss)	1,393,599	363,638	(3,614,708)	-	(1,857,472)
Non-controlling interest	490,609	124,470	-	-	615,079
Net profit (loss) attributable to owners of the parent	902,990	239,168	(3,614,708)	-	(2,472,550)

Segmented assets	23,365,186	24,273,744	21,777,735	(20,729,125)	48,687,541

31

PEAK FINTECH GROUP INC.
(Formerly Peak Positioning Technologies Inc.)
Notes to Interim Consolidated Financial Statements

for the three and nine-month ended September 30, 2020 and 2019

(In Canadian dollars)
(Unaudited)

19 - SEGMENT REPORTING (Continued)

					2019-09-30
	Fintech	Financial	Other	Elimination	Total
	Platform	Services
		$	$	$	$
Revenues (1)
Financial services revenue	26,820	2,519,152	-	-	2,545,972
Fees/sales from external customers	1,211,539	939,809	-	-	2,151,348
Supply chain services	2,653,866	-	-	-	2,653,866
Inter-segment	384,696	-	103,530	(488,226)	-
Total revenues	4,276,921	3,458,961	103,530	(488,226)	7,351,186
Expenses
Depreciation and amortization	113,579	300,594	526,367		940,540
Interest expenses	6,268	74,742	674,240		755,250
Impairment of intangible asset			584,189		584,189
All other expenses	3,472,554	2,297,383	886,534	(488,226)	6,168,245
Total expenses	3,592,401	2,672,719	2,671,330	(488,226)	8,448,224
Profit (loss) before tax	684,520	786,242	(2,567,800)	-	(1,097,038)
Income tax (recovery)	260,506	284,538	-	-	545,044
Net Profit (loss)	424,014	501,704	(2,567,800)	-	(1,642,082)
Non-controlling interest	298,677	190,095	-	-	488,772
Net profit (loss) attributable to owners of the parent	125,337	311,609	(2,567,800)	-	(2,130,854)

Segmented assets	7,030,648	22,902,481	17,393,945	(17,802,505)	29,524,569

Note (1): Revenues from external customers have been identified on the basis of the customer's geographical location, which is China.

32

PEAK FINTECH GROUP INC.
(Formerly Peak Positioning Technologies Inc.)
Notes to Interim Consolidated Financial Statements

for the three and nine-month ended September 30, 2020 and 2019

(In Canadian dollars)
(Unaudited)

19 - SEGMENT REPORTING (Continued)

Other (continued)

The Company's non-current assets ( other than financial instruments) are located into the following geographic regions at :

	2020-09-30	2019-12-31
	Non-current	Non-current
	Assets	Assets
	$	$
China	2,460,407	1,846,853
Canada	1,179,750	1,287,000
Total	3,640,157	3,133,853

20 - COMPARATIVE FIGURES

Certain comparative figures have been reclassified in order to comply with the basis of presentation adopted in the current year.

21 - SUBSEQUENT EVENTS

a) On October 5, 2020 , the Company closed a private placement consisting in the sale of 1,250,000 units at a price of $0.40 per shares for gross proceeds of $500,000. Each unit is composed of one common share and one common share purchase warrant, with each warrant entitling the holder to acquire one common share at a price of $0.40 for a period of 24 months following the closing date of the offering.

b) On October 28, 2020, the Company granted incentive options to acquire 2,450,000 common shares to certain directors, officers and key employees. The stock options expire in October 2025, vest over two years and have an exercise price of $0.75

c) On November 9, 2020, the Company held a special meeting of shareholders to approve a name change of Peak Positioning Technologies Inc. to Peak Fintech Group Inc. The name change was approved at that date. It was decided to reflect the name change in these interim financial statements.